SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,549,298		0.0735	0.0735

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	01	491,775	0.0000	0.00
			Total Conversion ADRs (Out)		491,775		0.00
Shares	Common	Direct with the Company	Exerc Options	06	20,350	1.25284	25,495.29
Shares	Common	Direct with the Company	Exerc Options	06	53,775	1.45648	78,322.21
Shares	Common	Direct with the Company	Exerc Options	13	71,700	1.45648	104,429.62
Shares	Common	Direct with the Company	Exerc Options	13	46,000	3.28096	150,924.16
Shares	Common	Direct with the Company	Exerc Options	13	45,175	9.35960	422,819.93
Shares	Common	Direct with the Company	Exerc Options	13	38,080	11.97200	455,893.76
Shares	Common	Direct with the Company	Exerc Options	28	124,717	9.35960	1.167,301.23
Shares	Common	Direct with the Company	Exerc Options	28	81,753	11.97200	978,746.92
Shares	Common	Direct with the Company	Exerc Options	29	161,750	1.09284	176,766.87
Shares	Common	Direct with the Company	Exerc Options	29	144,375	1.29648	187,179.30
Shares	Common	Direct with the Company	Exerc Options	29	93,400	3.12096	291,497.66
			Total Sell		881,075		4,039,376.95

Shares	Common	Direct with the Company	Plan of Shares Acquisition	05	38,582	18.91	729,585.62
Shares	Common	Direct with the Company	Plan of Shares Acquisition	08	3,100	18.53	57,443.00
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	61,668	18.39	1,134,074.52
Shares	Common	Direct with the Company	Plan of Shares Acquisition	27	5,933	18.29	108,514.57
Shares	Common	Direct with the Company	Plan of Shares Acquisition	28	117,271	18.30	2,146,059.30
Shares	Common	Direct with the Company	Plan of Shares Acquisition	29	35,915	18.25	655,448.75
			Total Buy		262,469		4,831,125.76

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			10,438,917		0.0664	0.0664

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	01	491,775	0.0000	0.00
			Total Conversion ADRs (In)		491,775
ADR (*)	Common	Direct with the Company	Exerc Options	01	112,950	1.296383	146,426.46
ADR (*)	Common	Direct with the Company	Exerc Options	01	105,725	0.000000	0.00
ADR (*)	Common	Direct with the Company	Exerc Options	01	184,425	1.178444	217,334.53
ADR (*)	Common	Direct with the Company	Exerc Options	01	88,675	2.282458	202,396.96
			Total Sell		491,775		566,157.95

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In June 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day (**)	Quantity (***)	Price USD	Volume (USD) (3)
Swap	ADR (*)	N/A	Total Return Swap Conclusion	19	18,282,025	5.46985	100,000,000.00
			Total operation		18,282,025		100,000,000.00

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

(**) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(***) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer